Exhibit 99.1

Beamr Provides Oracle Cloud Infrastructure Customers with Ultra-Efficient, AI-ready Video Processing Solution

Beamr is Powered by Oracle Cloud and Now Available in the Oracle Cloud Marketplace

Herzliya, Israel – June 11, 2024 – Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, and a member of Oracle PartnerNetwork (OPN), today announced that its Beamr Cloud solution has achieved Powered by Expertise and is now available in the Oracle Cloud Marketplace. Enabled by NVIDIA accelerated computing, Beamr Cloud offers added value to Oracle Cloud Infrastructure (OCI) customers by delivering efficient, AI-ready video processing.

Beamr Cloud provides customers access to high-quality, fast, and scalable video optimization and transformation, thanks to Beamr’s patented and award-winning Content-Adaptive-Bitrate solution (CABR), enabled by NVIDIA accelerated computing. OCI combined with NVIDIA L40S GPUs delivers powerful AI compute with advanced graphics and media acceleration.

The L40S GPU features third-generation NVIDIA RTX accelerated ray-tracing technology, along with three encode and three decode engines. With the addition of AOMedia Video 1 (AV1) encoding, the L40S delivers 30% more efficient video encoding (vs. the same hardware and software encoding H.264 format) for breakthrough performance and optimized total cost of ownership.

Customers will have the ability to transform videos into the emerging AV1 video format. While video usage is growing at an exponential pace, most videos today are still based on a 20-year-old format (AVC / H.264). The fast and automated transformation to AV1 is poised to enable modernization of large-scale video libraries in markets like AI, broadcasting, streaming, and user-generated content.

Oracle Cloud Marketplace is a one-stop shop for Oracle customers seeking trusted business applications and services offering unique solutions, including those that extend Oracle Fusion Cloud Applications.

“In the AI era, with the rapid growth in video usage and the necessity to analyze video data for insights extraction, data labeling, or monetization, Beamr offers a dual-efficiency solution with both high-quality and high-speed video compression and analysis, powered by Oracle Cloud and NVIDIA GPUs,” said Sharon Carmel, CEO, Beamr. “Beamr’s participation in Oracle PartnerNetwork and our achievement of Powered by Oracle Cloud Expertise further extends our commitment to the Oracle community, and enables customers to easily reap the benefits of Beamr Cloud. We look forward to leveraging the power of the Oracle Cloud to help us achieve our business goals.”

"The cloud represents a huge opportunity for our partner community," said David Hicks, group vice president, Worldwide ISV Cloud Business Development, Oracle. "Beamr’s commitment to innovation with the Oracle Cloud and quality execution helps our mutual customers receive cloud-enabled, automated, and scalable video processing solutions ready to meet critical business needs."

“High-quality video optimization and coding require accelerated computing to maintain user efficiency and productivity,” said Bob Pette, Vice President of Enterprise Platforms, NVIDIA. “By using NVIDIA accelerated computing, Beamr enables customers to process videos significantly faster and meet AI companies’ demands for unmatched video compression.”

Powered by Oracle Cloud Expertise recognizes OPN members with solutions that run on Oracle Cloud. For partners earning the Powered by Oracle Cloud Expertise, this achievement offers customers confidence that the partner's application is supported by the Oracle Cloud Infrastructure SLA, enabling full access and control over their cloud infrastructure services as well as consistent performance.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr's perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

About Oracle PartnerNetwork

Oracle PartnerNetwork (OPN) is Oracle’s partner program designed to enable partners to accelerate the transition to cloud and drive superior customer business outcomes. The OPN program allows partners to engage with Oracle through track(s) aligned to how they go to market: Cloud Build for partners that provide products or services built on or integrated with Oracle Cloud; Cloud Sell for partners that resell Oracle Cloud technology; Cloud Service for partners that implement, deploy and manage Oracle Cloud Services; Oracle Industry Healthcare for partners that provide commercially available products and/or services built with Oracle Cloud and Oracle Health technologies; and License & Hardware for partners that build, service or sell Oracle software licenses or hardware products. Customers can expedite their business objectives with OPN partners who have achieved Expertise in a product family or cloud service.  To learn more visit: http://www.oracle.com/partnernetwork

Trademarks
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Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com